EXHIBIT 99.1

March 4, 2013

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Supplementary Report – Dismissal of Class Action Without Prejudice

Supplementary report to report filed on September 15, 2012:

Primary details added/completed:

Further to the Company's aforementioned immediate report and the supplementary report to this report, dated September 15, 2012 (reference no. 2012-01-239244) a supplementary report is hereby provided that on March 3, 2013, the Company received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone") regarding a decision by the Tel Aviv District Court to dismiss, for lack of prosecution, the motion to certify a class action against Pelephone for its failure to include a detailed breakdown of calls to the telephone bill. As stated in the aforementioned immediate report, a claim is already pending against the Company on grounds similar to those specified in the motion to certify the class action which was dismissed.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.